ECOLAND INTERNATIONAL, INC.
4425 Ventura Canyon Avenue, Suite 105
Sherman Oaks, California 91423

December 14, 2007

Mr. Kevin Stertzel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ecoland International, Inc., Registration Statement on Form SB-2, Amendment No. 6, Filed November 27, 2007; File No. 333-140396

Dear Mr. Stertzel:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated December 6, 2007 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter. Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1.  Please continue to monitor the financial statement updating requirements of Rule 3-10(g) of Regulation S-B and provide updated audited financial statements with your next amendment if required.

Response: The company has reviewed the requirements of Rule3-10(g) of Regulations S-B and has provided updated audited financial statements with our most current amendment as required.

2.  Please provide an updated consent with your next amendment.

Response: The company has provided the Commission with an updated consent form as requested.

Consolidated Statements of Operations, page F-4

3.  We note that you have provided an unaudited consolidated statement of operations for the three months ended August 31, 2007 and 2006 as well as the period from inception to August 31, 2007. Please provide an audited consolidated statement of operations for the years ended May 31, 2007 and 2006 as well as for the period from inception to May 31, 2007. This comment also applies to your consolidated statements of cash flows.

Response: The company has included a full set of audited financial accounts for the periods ending May 31, 2007 and May 31, 2006. These include consolidated balance sheet, statement of operations, statement of stockholders’ equity (deficit) and statements of cash flows.

Consolidated Statements of Stockholders’ Equity (Deficit), page F-7

4.  Please explain why your Statement reflects the issuance of common shares for the acquisition of “Guano Distributors, Inc.” in your fiscal year ended 2005. It appears elsewhere in Note 3, that this event may have occurred in your fiscal year ended 2006. Clarify if the shares were actually issued in 2005 or were otherwise a planned issuance at May 31, 2005. Please modify your disclosures accordingly.

Response: This was an error and has been amended in both sets of Notes now included in this amendment. The error arose since the company names were very similar and why the names were changed subsequently. The change is as follows:

“Common Shares issued in the acquisition of Guano Distributors (Pty) Limited” instead of “Common Shares issued in the acquisition of Guano Distributors, Inc.”

Note 3 has been amended to be consistent with the agreements entered into by the parties as supplied per Exhibit 10.2 previously filed.

Note 3 - Common Stock, page F-l0

5.  We note your response to our prior comment number three. Please provide us with a copy of your analysis that considers the guidance of EITF 98-3 and SFAS 141, in support of your conclusion that Guano Distributor (PTY) Ltd., represented a business at the date of acquisition.

Response: Pursuant to a review of EITF 98-3 and SFAS 141, the company determined that Guano Distributors (PTY) Ltd. met and satisfied the definition of a business at the time it was acquired by the company. EITF 98-3 defines a business as “a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return for investors.” EITF 98-3 further explains that a business consists of inputs, processes, and outputs, and that in a business acquisition, these three must continue to exist and function after they are separated from the transferring entity. In the case of Guano Distributors (PTY) Ltd., the inputs were cash, guano inventory, and certain guano distribution rights. Processes consisted primarily of Mr. David Wallace’s business and marketing expertise and industry experience, which was being utilized by Guano Distributors (PTY) Ltd. to attract additional business partners and further develop and refine guano distribution strategies. The business outputs consisted of refined bat guano ready to be sold in established marketplaces.

In the acquisition of Guano Distributors (PTY) Ltd., all of the entity’s inputs, processes, and outputs remained materially the same subsequent to the acquisition, thus resulting in the effective transfer of a business.

The company further notes that pursuant to SFAS 141, the purchase price of Guano Distributors (PTY) Ltd., was not allocated to the assets and liabilities of the acquired entity, due to the fact that the purchase was made completely in shares of the company’s common stock, and that the common stock is without significant market value. No goodwill was recorded in the acquisition.

6.  We note you did not provide a response to our prior comment numbers five and six. We re-issue those comments in their entirety and have reproduced them below for your convenience.

Prior Comment Numbers Five and Six

We note your response to our prior comment number seven. Please explain what you mean when you state that the Black-Scholes Options Pricing Model would yield a nonsensical value for the shares. Please refer to paragraphs 20 and 139 of SFAS 123.

We note your response to our prior comment number eight whereby you state that technically Mr. Wallace was granted stock options. As such it appears stock option accounting should have been applied. Please modify your accounting and related disclosures accordingly. Otherwise, please explain why the difference in accounting treatment would not materially alter your financial statements. Please provide support for your materiality conclusions. Refer to SAB Topics 1:M and 1:N.

Response: Comment Five: The company stated in previous response number five that the Black-Scholes Options Pricing Model would yield a nonsensical value for the options issued to Mr. Wallace. This statement was made due to the fact that the calculated volatility of the company’s common stock was zero. Due to zero volatility, the value of the options granted was $0, according to the Black-Scholes calculation. However, due to the fact that it was understood that Mr. Wallace would exercise his options immediately, the options were valued at the fair value of the underlying shares of common stock.

Comment Six: As discussed in response comment five, the company did implement stock option accounting to value the options issued to Mr. Wallace. However, due to the fact that the Black-Scholes Option Pricing Model yielded a value of $0 for the options, it was deemed conservative and appropriate to implement the fair value of the common shares as the value of the options granted.

7.  We note your revised disclosure that indicates Mr. Wallace was issued and immediately exercised his options on May 15, 2005. Please provide us with a copy of your documents in support of these option transactions that reflects the date of issuance and exercise. In addition, please provide us with a copy of your agreement to purchase Guano Distributor (PTY) Ltd. It appears these documents may also need to be filed as exhibits. Please contact us if you wish to discuss.

Response: A supplemental copy of the Action of the Director Taken by Written Consent of Guano Distributors, Inc. supporting the issuance of shares to Mr. Wallace is attached hereto. The company has previously filed a copy of the Asset Sale Agreement to purchase Guano Distributor (PTY) Ltd., attached as Exhibit 10.2 to Form SB-2, Amendment No. 1, filed with the Commission on April 18, 2007. Please note that we have included references to the action of the company’s directors with respect to the granting of the options. The references are noted in the redlined version of the registration statement provided herewith.

The company hereby requests acceleration of the effective date of the pending registration statement on Thursday, December 20, 2007. The company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ David Wallace

David Wallace,
Chief Executive Officer and
Chief Financial Officer

ACTION OF THE DIRECTOR TAKEN BY
WRITTEN CONSENT OF
 GUANO DISTRIBUTORS, INC

The undersigned, being the sole director of GUANO DISTRIBUTORS, INC. (the “Company”), takes the following actions by written consent.

WHEREAS, it is in the best interest of the Company to increase the number of directors of the Company from one (1) to two (2);

WHEREAS, it is in the best interest of the Company to nominate David Wallace as a director to fill the existing vacancy on the board of directors;

WHEREAS, it is in the best interest of the Company to elect David Wallace to serve as the Company’s Chief Financial Officer;

WHEREAS, it is in the best interest of the Company to issue Mr. Wallace, in consideration for his services as Chief Financial Officer, an option to purchase 20,000,000 shares of the Company’s common stock at an exercise price of $.001 per share;

RESOLVED, that the Company will increase the number of directors to two and appoint Mr. Wallace as a director of the Company to serve until his successor is duly elected or until resignation or removal, as the case may be, and to elect Mr. Wallace to serve as Chief Financial Officer of the Company;

RESOLVED, that the Company hereby issues Mr. Wallace, in consideration for his services as Chief Financial Officer, an option to purchase 20,000,000 shares of the Company’s common stock at an exercise price of $.001 per share;

RESOLVED FURTHER, that all of the resolutions and actions of the Board or its President and/or Secretary, heretofore adopted and taken, and all of the acts of the Company’s agents in carrying out and promoting the purposes, goals and interests of this Company through the date hereof, not specifically addressed by these or prior resolutions adopted by the Board are hereby approved, ratified, and made the acts and deeds of the Company. Excluded from this ratification is the action, or failure to act, by any officer, director or agent of the Company which may give this Board of Directors of the Company cause to bring suit on behalf of the Company for breach of fiduciary duty or fraud, or such other causes that may be against public policy;

RESOLVED FURTHER, that the execution of the documents by the authorized officers or agents of the Company related to these resolutions is and shall be enforceable and a binding act and obligation of the Company without the necessity of the signature or attestation of any director or the Board, or affixing of the corporate seal;

RESOLVED FURTHER, that the President and/or Secretary of the Company are hereby authorized and directed to execute and deliver any instrument or instruments and to do all things that may effectuate the transactions hereby authorized, and such officers are hereby authorized to carry out these resolutions in such manner as he/she may deem to be in the best interests of the Company;

RESOLVED FURTHER, that the Secretary of the Company is authorized and directed to certify these resolutions as required; and

IN WITNESS WHEREOF, the undersigned director of GUANO DISTRIBUTORS, INC. does hereby execute this Consent to Action effective 15th May, 2005.

/s/ Robert C. Russell
Robert C. Russell, Sole Director